UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50561

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital One Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 St. Charles Ave., Suite 1830
(No. and Street)

New Orleans (City) LA (State) 70170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gabrielle Halprin (504)533-7377
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd. (Address) Glen Allen (City) VA (State) 23060 (Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gabrielle Halprin _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Capital One Securities, Inc. _____ , as
of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

Chief Financial Operations Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL ONE SECURITIES, INC.

(A Wholly Owned Subsidiary of Capital One Financial Corporation)

FINANCIAL REPORT

Years Ended December 31, 2020 and 2019
With Report of Independent Registered Public Accounting Firm

SEC ID 8 – 50561

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC DOCUMENT.

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
Capital One Securities, Inc.
New Orleans, Louisiana

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Capital One Securities, Inc. (the "Company") as of December 31, 2020 and 2019, the related statements of income, changes in subordinated borrowings, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (collectively referred to as “supplemental information”) have been subjected to audit procedures performed in conjunction with the audit of the Company’s financial statements. The supplemental information is the responsibility of the Company’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.



Keiter

We have served as the Company’s auditor since 2008.

Glen Allen, Virginia
February 4, 2021

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Statements of Financial Condition

| | December 31, | |
	2020	2019
Assets:		
Cash on deposit with affiliated company	$ 2,337,189	$ 2,662,605
Investment in money market mutual fund	217,562,908	98,484,004
Commissions receivable from clearing correspondent	19,255	43,926
Other receivables	11,439,600	7,554,600
Deposit with clearing correspondent	250,000	250,000
Goodwill	3,493,211	3,493,211
Due from affiliates	515,411	232,779
Deferred tax asset	196,621	150,766
Total assets	$ 235,814,195	$ 112,871,891
Liabilities:		
Commissions payable to brokers and dealers	$ 7,522,864	$ 8,234,672
Accrued expenses	225,152	711,271
Due to affiliates	2,235,938	1,543,979
Total liabilities	9,983,954	10,489,922
Stockholder's equity:		
Common stock, no par value; 100,000 shares authorized; one share issued and outstanding	10,000	10,000
Additional paid-in capital	108,431,477	8,431,477
Retained earnings	117,388,764	93,940,492
Total stockholder's equity	225,830,241	102,381,969
Total liabilities and stockholder's equity	$ 235,814,195	$ 112,871,891

See accompanying Notes to Financial Statements.

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Statements of Income

		Years Ended December 31,	
		2020	**2019**
Revenue:			
Commissions	$	7,274,782 $	8,882,665
Investment banking		57,634,637	38,060,328
Merger and acquisition advisory fees		500,000	612,500
Interest and other income		286,070	1,833,762
Total revenues		65,695,489	49,389,255
Expenses:			
Salaries and associated benefits		21,264,729	19,951,141
Underwriting expenses		5,488,044	3,018,649
Commissions paid to clearing correspondent		242,228	232,325
Intercompany management fees		4,622,788	5,069,793
Communication and data processing		1,394,006	1,322,834
Occupancy and equipment		214,562	245,240
Other operating		1,333,972	3,713,032
Total expenses		34,560,329	33,553,014
Income before income taxes		31,135,160	15,836,241
Income tax expense		7,686,888	4,020,820
Net income	$	23,448,272 $	11,815,421

See accompanying Notes to Financial Statements.

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Statements of Changes in Subordinated Borrowings

	Years Ended December 31,	
	2020	**2019**
Subordinated borrowings at January 1	$ —	$ —
Increases:		
Draws on line of credit with Capital One Financial Corp.	100,000,000	85,000,000
Decreases:		
Payments on line of credit with Capital One Financial Corp.	(100,000,000)	(85,000,000)
Subordinated borrowings at December 31	$ —	$ —

See accompanying Notes to Financial Statements.

CAPITAL ONE SECURITIES, INC.

(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances as of January 1, 2019........	$ 10,000	$ 8,431,477	$ 82,125,071	$ 90,566,548
Net income.......................................	—	—	11,815,421	11,815,421
Balances as of December 31, 2019..	$ 10,000	$ 8,431,477	$ 93,940,492	$ 102,381,969
Capital contribution	—	100,000,000	—	100,000,000
Net income.......................................	—	—	23,448,272	23,448,272
Balances as of December 31, 2020..	$ 10,000	$ 108,431,477	$ 117,388,764	225,830,241

See accompanying Notes to Financial Statements.

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Statements of Cash Flows

	Years Ended December 31,	
	2020	**2019**
Operating activities:		
Net income	$ 23,488,272	$ 11,815,421
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes	(45,855)	11,553
Changes in operating assets and liabilities:		
Commissions receivable from clearing correspondent	24,671	27,812
Other receivables	(3,885,000)	(4,016,714)
Due from affiliates	(282,632)	805,786
Commissions payable to brokers and dealers	(711,808)	389,852
Accrued expenses	(486,119)	(16,284)
Due to affiliates	691,959	1,542,355
Net cash provided by operating activities	18,753,488	10,559,781
Investing activities:		
Investment in money market mutual fund	(119,078,904)	(9,522,275)
Net cash (used in) investing activities	(119,078,904)	(9,522,275)
Financing activities:		
Capital contribution from shareholder	100,000,000	—
Draws on line of credit with Capital One Financial Corp.	100,000,000	85,000,000
Payments on line of credit with Capital One Financial Corp.	(100,000,000)	(85,000,000)
Net cash provided by (used in) financing activities	100,000,000	—
(Decrease) increase in cash on deposit with affiliated company	(325,416)	1,037,506
Cash on deposit with affiliated company, beginning of year	2,662,605	1,625,099
Cash on deposit with affiliated company, end of year	$ 2,337,189	$ 2,662,605
Supplemental cash flow information:		
Income taxes paid	$ 6,764,881	$ 2,882,978
Interest paid	$ 82,187	$ 248,953

See accompanying Notes to Financial Statements.

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Financial Statements

Note 1—Organization

Capital One Securities, Inc. (the "Company") is a wholly owned subsidiary of Capital One Financial Corporation ("Capital One"). The Company is a full-service investment banking firm providing equity research and institutional sales and trading services in both fixed income and equity securities to large, institutional accounts primarily in North America. The Company also provides corporate finance services primarily to middle-market companies in the United States. Investment banking services are occasionally provided to companies outside of the United States. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Note 2—Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management makes its best judgment, actual results could differ from those estimates.

Cash on Deposit with Affiliated Company

The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents. The Company does not consider its investment in the money market mutual fund to be a cash equivalent in the statements of cash flows based on regulatory guidance. Cash includes amounts held at Capital One, National Association ("CONA"), a related party, totaling $2,337,189 and $2,662,605 at December 31, 2020 and 2019, respectively. CONA is a major financial institution and is insured up to $250,000 by the Federal Deposit Insurance Corporation.

Investment in Money Market Mutual Fund

Investment in the money market mutual fund is measured at fair value. The market value is based on quoted prices received from various pricing services. Realized gains or losses from investment transactions are recorded upon the sale or maturity of the related securities and are reflected in the accompanying statements of income.

Other Receivables

Other receivables represent receivables due from lead underwriters for investment banking transactions where the Company acted as an underwriter.

In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2016-13 – Current Expected Credit Losses ("CECL"). The Company adopted the standard on January 1, 2020 using the modified retrospective approach. This guidance requires use of the current expected credit loss model that is based on expected losses (net of expected recoveries), rather than incurred losses, to determine its allowance for credit losses on financial assets measured at amortized cost, which includes other receivables and certain off-balance sheet arrangements. The adoption of this standard did not have a material impact on the Company's financial statements.

The Company has no historical credit losses. There are no current indications of non-receipt from counterparties. The Company projects no probability of future losses related to these balances. Due to these factors, as well as the short-term nature of these receivables, management has determined that these receivables have minimal credit risk and, therefore, no allowance was deemed necessary as of December 31, 2020 and 2019.

Goodwill

In connection with the acquisition of the Company by Capital One, the Company recorded goodwill of $3,493,211 representing the amount by which the purchase price exceeded the fair value of the net assets acquired.

Goodwill is not amortized but is tested for impairment annually and between annual tests if events or circumstances indicate potential impairment. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Based upon the results of the Company's 2020 and 2019 goodwill impairment testing, management has determined that the fair value of goodwill exceeded its carrying value. Accordingly, the goodwill of the Company was not considered impaired. The Company will continue to regularly monitor overall economic conditions and other events or circumstances that may impair the goodwill in the future.

Revenue Recognition

Commissions: Commission income is generated from agency trading for customers and receipt of soft dollar payments for research activities. Commission income and expense from trading activities are recorded on a settlement date basis, which approximates a trade date basis. The Company believes the performance obligation is satisfied on the settlement date, which approximates the trade date, because that is the point in time that the underlying purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to the customer. Commission expenses include execution and clearing costs on agency trades. Commission income from soft dollar payments are recorded upon receipt. These payments totaled $2,666,440 in 2020 and $2,703,849 in 2019.

Investment Banking Revenue: The Company earns investment banking revenue in connection with private placements and public offerings. The Company recognizes investment banking revenue at the point in time that the performance under the arrangement is completed by the Company which is when the securities are placed under the terms of the underwriting syndicate agreement. Underwriting expenses incurred in connection with the services are recorded gross as a component of investment banking revenue and underwriting expenses.

During 2020, the Company recognized revenue of $44,961,895 for fixed income investment banking deals and $12,672,742 for equity investment banking deals. During 2019, the Company recognized revenue of $30,840,603 for fixed income investment banking deals and $7,219,725 for equity investment banking deals.

The Company had no contract assets or liabilities at December 31, 2020 or 2019.

Merger and Acquisition Activity: The Company provides advisory services on capital structure and asset acquisitions or disposals. The Company recognizes revenue from merger and acquisition advisory services at the point in time that the performance under the arrangement is completed which is the closing date of the transaction.

Advertising Costs

Advertising costs are expensed as incurred. The Company incurred no advertising costs in 2020 and 2019. Advertising costs would be included in other operating expenses in the accompanying statements of income.

Reclassifications

Certain prior year balances have been reclassified to conform with current year presentation.

Income Taxes

The Company is included in Capital One's consolidated federal income tax return, but files a separate state income tax return. Capital One allocates federal income tax expense to the Company using a separate return basis. The Company is reimbursed by Capital One for federal income tax losses, if applicable. Amounts owed to or due from Capital One for federal income taxes are reported as a component of due to or from affiliates in the accompanying statements of financial condition. Taxes payable amounts included in due to affiliates totaled $1,890,609 and $922,747 at December 31, 2020 and December 31, 2019, respectively.

Deferred tax assets and liabilities are based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company has evaluated the effect of accounting guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions as of December 31, 2020 and 2019.

Note 3—Fair Value of Financial Instruments

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (also referred to as an exit price). The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on the markets in which the assets or liabilities trade and whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. The fair value measurement of a financial asset or liability is assigned to a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

- Level 1—Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2—Valuation is based on observable market-based inputs, other than quoted prices in active markets for identical assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities.
- Level 3—Valuation is generated from techniques that use significant assumptions not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies or similar techniques.

The accounting guidance for fair value measurements requires that we maximize the use of observable inputs and minimize the use of unobservable inputs in determining fair value.

All of the investments held by the Company are categorized as Level 1, as the valuation of each is based on quoted prices of each asset. The Company does not have any financial liabilities within the scope of the accounting guidance.

The following tables display the Company's assets on the statements of financial condition measured at fair value on a recurring basis as of December 31, 2020 and 2019:

Assets Measured at Fair Value on a Recurring Basis

| | December 31, 2020 | | | |
| | Fair Value Measurements Using | | | Total Estimated Fair Value |
	Level 1	Level 2	Level 3	
Securities owned:				
Money market mutual fund ...	$ 217,562,908	$ —	$ —	$ 217,562,908
Total securities owned ……..	$ 217,562,908	$ —	$ —	$ 217,562,908

| | December 31, 2019 | | | |
| | Fair Value Measurements Using | | | Total Estimated Fair Value |
	Level 1	Level 2	Level 3	
Securities owned:				
Money market mutual fund ...	$ 94,484,004	$ —	$ —	$ 94,484,004
Total securities owned ……..	$ 94,484,004	$ —	$ —	$ 94,484,004

Note 4—Income Taxes

The following table presents the components of income tax expense:

	2020	2019
Current tax expense:		
Federal……………………………………………	$ 6,284,014	$ 3,172,636
State……………………………………………	1,448,729	836,631
Total current tax expense…………………………	7,732,743	4,009,267
Deferred tax benefit:		
Federal……………………………………………	(32,508)	9,804
State……………………………………………	(13,347)	1,749
Total deferred tax benefit………………….……	(45,855)	11,553
Income tax expense………………………………...	$ 7,686,888	$ 4,020,820

The Company's effective tax rate differs from the statutory tax rate due to state income taxes and permanent differences resulting primarily from nondeductible meals and entertainment and stock compensation. Under its Compliance Assurance Program, the Internal Revenue Service is in the process of auditing Capital One's 2017 to 2020 federal income tax returns. The outcome of the audit is not expected to have a material impact on the financial results of the Company.

For the years ended December 31, 2020 and 2019, the Company made payments to Capital One of $5,687,602 and $2,844,978, respectively, for federal income taxes, and $1,077,279 and $38,000, respectively, for state income taxes.

Note 5—Related Party Transactions

Various administrative expenses are paid on behalf of the Company by CONA, under a Master Services Agreement between the Company, CONA and various affiliates. These administrative expenses are reimbursed by the Company to CONA on a monthly basis. In addition, the Company pays a management fee to CONA based on an internally calculated allocation of overhead cost. This fee totaled $4,622,788 and $5,069,793 for the years ended December 31, 2020 and 2019, respectively, and is recorded as intercompany management fees in the accompanying statements of income.

The Company currently occupies office space leased by Capital One, the expense for which is allocated as part of the Master Services Agreement. Management has reviewed the Master Services Agreement and concluded that this contract does not contain any leases under the scope of ASU 2016-02 – Leases (Topic 842).

The Company has a revolving subordinated line of credit with Capital One for an amount not to exceed $250,000,000 as of December 31, 2020. This line of credit expires on November 16, 2026. The revolving subordinate line of credit was increased from $100,000,000 to $250,000,000 during 2020. During 2020, the Company borrowed $100,000,000 and repaid $100,000,000 under the line of credit. During 2019, the Company borrowed $85,000,000 and repaid $85,000,000 under the line of credit. This line of credit bears interest at an agreed upon rate per the terms of the agreement, which was approximately 0.9% for the 2020 borrowing and 3.4% for the 2019 borrowing. The Company incurred and paid interest of $82,187 and $248,963 to Capital One in connection with this 2020 and 2019 borrowings, respectively, which is included in other operating expenses in the accompanying statement of income. Borrowings under the line of credit are transacted on an arm's length basis.

On December 15, 2020, Capital One contributed $100,000,000 to the Company as a capital infusion. This contribution is included in the additional paid-in capital balance on the accompanying statements of financial condition. There were no capital contributions in 2019.

The Company participated as an underwriter in issuances of affiliate securities. Revenues earned from these transactions were $972,344 and $965,571 in 2020 and 2019, respectively. The revenues are included in investment banking revenues in the accompanying statements of income.

Note 6—Commitments and Contingencies

The Company has outstanding underwriting agreements which commit it to purchase securities at specified future dates and prices. The Company presells such issues to manage risk exposure related to these off-balance sheet commitments. Transactions that were open at December 31, 2020, have subsequently settled and had no material effect on the statements of income and financial condition.

From time to time, the Company is involved in litigation that it considers to be incidental to its business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

The Company has contracts with its vendors for various services. The following table presents the minimum commitments under these contracts as of December 31, 2020:

		Amounts
Fiscal year expected to be expensed:		
2021	$	586,120
2022		63,544
2023		45,750
2024		45,750
2025		36,403
Total	$	777,567

Management has reviewed these various vendor contracts and has concluded that they do not contain any leases under the scope of ASU 2016-02 – Leases (Topic 842).

Note 7—Services Agreement

The Company has an agreement with Pershing, L.L.C. ("Pershing"), a Bank of New York Securities Group Company, to provide certain services as clearing correspondent. These services include carrying customers' cash and margin accounts on a fully-disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts including receipt and delivery of securities purchased, sold, borrowed and loaned; providing

custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends, exchanges and rights and tender offers.

This agreement does not have an expiration date. This agreement requires the Company to maintain a clearing deposit with Pershing which totaled $250,000 at December 31, 2020 and 2019.

The Company acts as an introducing broker and substantially all customer transactions are cleared and carried on a fully-disclosed basis. The Company is exposed to credit losses on unsettled transactions in the event of nonperformance by its customers. This risk of loss is limited to the change in the security price between the trade date and the settlement date. The Company did not incur any material credit losses on transactions not settled as of December 31, 2020 and 2019.

The Company's commissions receivable from clearing correspondent represents amounts on deposit with Pershing. Additionally, as the Company clears all of its transactions through the clearing correspondent, the Company is exposed should the clearing correspondent be unable to fulfill its obligations.

Note 8—Liabilities Subordinated to Claims of General Creditors

The Company is subject to the Securities and Exchange Commission's Rule 17a-5 regarding reports to be made by certain exchange members, brokers and dealers. Under this rule, the Company is required to disclose liabilities subordinated to the claims of general creditors. The Company has subordinated loan agreements with Capital One which have been approved by the FINRA. These loan agreements constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements. At December 31, 2020 and 2019, the Company had no balances outstanding from these agreements as disclosed in Note 5.

Note 9—Indemnifications

The Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the managers or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.

Note 10—Financial Instruments with Off-Balance Sheet Risk

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors. The Company introduces these transactions for clearance to another firm on a fully-disclosed basis. The agreement between the Company and its clearing correspondent provides that the Company is obligated to assume any

exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction.

The Company monitors its customer activity by reviewing information it receives from its clearing correspondent on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

Note 11—Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $202,484,140 which was $201,818,543 in excess of the required minimum net capital of $665,597. The Company's net capital ratio was 0.05 to 1.

The Company does not carry the accounts of its customers, and accordingly, is exempt from SEC Rule 15c3-3.

Note 12—Subsequent Events

In accordance with U.S. GAAP, the Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including estimates inherent in the process of preparing financial statements, and (2) nonrecognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. The Company evaluated subsequent events through February 4, 2021, the date the financial statements were issued.

Based on the evaluation, the Company did not identify any recognized or nonrecognized subsequent events that would have required adjustment to the financial statements.

CAPITAL ONE SECURITIES, INC.

(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2020

Stockholder's equity:

Stockholder's equity qualified for net capital	$	225,830,241
Liabilities subordinated to claims of general creditors allowable in computation of net capital		—
Total capital and allowable subordinated liabilities		225,830,241
Non-allowable assets		15,644,843
Net capital before haircuts on securities position		210,185,398
Haircuts on firm securities positions		7,701,258
Net capital	$	202,484,140
Amounts included in total liabilities which represent aggregate indebtedness:		
Accounts payable and accrued liabilities	$	9,983,954
Minimum net capital required (the greater of $100,000 or 6-⅔% of aggregate indebtedness)		665,597
Net capital in excess of minimum requirements	$	201,818,543
Percentage of aggregate indebtedness to net capital		4.93%

Note: There were no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS report as originally filed as of December 31, 2020.

See Report of Independent Registered Public Accounting Firm.

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Exemption Provision of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2020

The Company is exempt under Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
Capital One Securities, Inc.
New Orleans, Louisiana

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Capital One Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Capital One Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) ("exemption provisions") and (2) Capital One Securities, Inc. stated that Capital One Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Capital One Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital One Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Keiter

Glen Allen, Virginia
February 4, 2021

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Management's Exemption Report

Capital One Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii). The Company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The Company promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and properly maintains and preserves such books and records.

Capital One Securities, Inc. has met this exemption as of December 31, 2020 and for the year then ended and through the date of this report without exception.

I, Gabrielle Halprin, swear that, to my best knowledge and belief, this Exemption Report is true and correct.



Gabrielle Halprin
Chief Financial Operations Officer
February 4, 2021

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